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                             November 2, 2023

       John C. Backus, Jr.
       Chief Executive Officer
       PROOF Acquisition Corp I
       11911 Freedom Drive, Suite 1080
       Reston, VA 20190

                                                        Re: PROOF Acquisition
Corp I
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed October 31,
2023
                                                            File No. 333-274082

       Dear John C. Backus:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 27, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed October 31, 2023

       Contractual Obligations and Commitments, page 158

   1. Please file your agreement with Roth Capital Partners, LLC, for its engagement as your capital markets
advisor. Please also ensure you have disclosed all material terms.
       Financial Statements for Volato Inc.
       For the Year Ended December 31, 2022
       Note 2 Summary of Significant Accounting Policies
       Revenue Recognition, page F-36

   2. We note your response to prior comment 1 and reissue the comment in part. In your revenue recognition
policy you indicate that "...under the Volato Insider Membership program or the Volato
Stretch Card agreements... [a]ny deposits that are not utilized over
 John C. Backus, Jr.
PROOF Acquisition Corp I
November 2, 2023
Page 2
      the 24-month term of the agreements, which end upon being forfeited if the agreements are not renewed, would be recognized as revenues at the time they are forfeited..."
      However, in the revised disclosures on page 136, you indicate that "...Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances except any incentive credits customers may have received...." and under the Volato Stretch Jet Card program,
"...[u]nused balances
      may be refunded at any time; incentive credits are not refundable...."
Please revise to
      reconcile or remove the inconsistent disclosures of these refundable programs on page
      136.
Exhibits

3. We note your Form of Proxy Card filed as Exhibit 99.2. Please revise to provide "boxes"
      for shareholders to make their election as to each separate matter intended to be acted upon. For example, there is no place for shareholders to make their election as to Proposal
      4--The Advisory Charter Proposal, sub-proposal "(e) a proposal to change the voting threshold to approve amendments to certain provisions of the Proposed Charter." Please also ensure that you disclose whether or not any matter is related to or conditioned on the approval of other matters. In this regard, we note disclosure on the cover page and throughout your prospectus about certain proposals being conditioned on the approval of other matters. See Rule 14a-4(a)(3) of Regulation 14A.
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn C. Backus, Jr.
                                                           Division of
Corporation Finance
Comapany NamePROOF Acquisition Corp I
                                                           Office of Energy &
Transportation
November 2, 2023 Page 2
cc:       Scott D. Fisher, Esq.
FirstName LastName